Filed pursuant to Rule 433

July 16, 2012

Relating to

Preliminary Prospectus Supplement dated July 16, 2012 to

Prospectus dated April 19, 2012

Registration Statement No. 333-180833

KIMCO REALTY CORPORATION
9,000,000 DEPOSITARY SHARES
EACH REPRESENTING 1/1000 OF A SHARE OF 5.50% CLASS J
CUMULATIVE REDEEMABLE PREFERRED STOCK

FINAL TERM SHEET

Issuer:	Kimco Realty Corporation

Securities Offered:	Depositary shares each representing 1/1000 of a share of 5.50% Class J cumulative redeemable preferred stock

Transaction Size:	9,000,000 depositary shares

Over-Allotment Option:	None

Public Offering Price:	$25.00 per depositary share

Type of Security:	SEC Registered

Expected Ratings*:	Moody’s: Baa2 (Stable), S&P: BBB- (Stable), Fitch: BBB- (Stable)

Maturity:	Perpetual (unless redeemed by the Issuer pursuant to its optional redemption right on or after July 25, 2017)

Redemption:

The Class J preferred stock and the depositary shares representing the Class J preferred stock are not redeemable until July 25, 2017.  On or after July 25, 2017, such shares may be redeemed for cash at the Issuer’s option, in whole or in part, at a redemption price of $25,000.00 per share of the Class J preferred stock (equal to $25.00 per depositary share), plus any accrued and unpaid dividends to, but excluding, the date of redemption

Aggregate Liquidation Preference:	$225,000,000 ($25,000.00 per share of Class J preferred stock, equivalent to $25.00 per depositary share)

Dividend Rate (Cumulative):

Subject to authorization by the Issuer’s Board of Directors and declaration by the Issuer, payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, commencing on October 15, 2012 at the rate of 5.50% of the $25,000.00 liquidation preference per year, or $1,375.00 per year per share of Class J preferred stock (equal to $1.375 per year per depositary share), and accruing from, and including, July 25, 2012

Purchase Price by Underwriters:	$24.2125 per depositary share sold to retail accounts and $24.50 per depositary share sold to institutional accounts

Net Proceeds to Issuer (before expenses):	Approximately $218.4 million after deducting the underwriting discount

Use of Proceeds:

The Issuer intends to use the net proceeds (i) to redeem all of the outstanding depositary shares representing its Class F preferred stock, which redemption is expected to occur on or about August 15, 2012, and (ii) for general corporate purposes, including the potential redemption of additional classes of the Issuer’s preferred stock when they become redeemable at the Issuer’s option.

Settlement Date:	July 25, 2012 (T+7)

CUSIP Number:	49446R 778

ISIN Number:	US49446R7787

Listing:	The Issuer intends to file an application with the NYSE and, if approved, trading is expected to begin within 30 days after the Settlement Date

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Morgan Stanley & Co. LLC
UBS Securities LLC
Wells Fargo Securities, LLC

Joint Lead Managers:	J.P. Morgan Securities LLC
RBC Capital Markets, LLC

Co-Managers:	Raymond James & Associates, Inc.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
BNY Mellon Capital Markets, LLC
Piper Jaffray & Co.
Scotia Capital (USA) Inc.

*  A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The Issuer has filed a registration statement (including a prospectus dated April 19, 2012 as supplemented by a preliminary prospectus supplement dated July 16, 2012) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement, this communication and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling (i) Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll-free at 1-800-294-1322, (ii) Morgan Stanley & Co. LLC, toll-free at 1-866-718-1649, (iii) UBS Securities LLC, toll-free at 1-877-827-6444, ext. 561-3884, or (iv) Wells Fargo Securities, LLC, toll-free at 1-800-326-5897.

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